February 11, 2025

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Robert Augustin and Ms. Jane Park

Re: Caring Brands, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted January 17, 2025

CIK 0002020737

Dear Mr. Augustin and Ms. Park:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated February 4, 2025 (the “Comment Letter”) relating to the Amendment No. 2 to the draft registration statement on Form S-1, which was submitted to the Commission by Caring Brands, Inc. (the “Company” or “we”) on January 17, 2025.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated in bold.

We have also updated the Registration Statement on Form S-1 (“Registration Statement”) which is submitted to the Commission simultaneously together with this letter.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted January 17, 20025

Prospectus Summary, page 1

1.	We note your revised disclosure in response to prior comment 2 that Photocil will address “a very small fraction of the market in the US and India.” Please revise here and elsewhere in the registration statement to disclose the Indian market size in the phototherapy, vitiligo, and psoriasis markets.

Response: We acknowledge the comment and respectfully advise the Staff that we have revised the relevant disclosures to include the Indian market size in the phototherapy, vitiligo, and psoriasis markets. Based on the additional and updated information included in the Registration Statement, we have removed any inconsistent disclosures in this regard.

2.	We note your revised disclosure in response to prior comment 5 that the new formulation of NoStingz includes a combination of rubidium iodide and menthol, which has “demonstrated promising results in a small trial conducted in the Florida Keys.” Please expand your disclosure, where appropriate, to discuss in greater detail the trial conducted in the Florida Keys, including but not limited to, who conducted the trial, the design and scope of the trial, the statistical significance of the results, whether any adverse events were observed, and the potential effects of rubidium iodide and menthol.

Response: We acknowledge the comments and respectfully advise the Staff that to include additional details about the NoStingz trial conducted in Key West, Florida, which includes the trial details, methodology and design, results and safety and the mechanism of action.

3.	We note your response to prior comment 11 that “[y]our licensee in India” disclosed on page 40 relates to Cosmofix and San Pellegrino Cosmetics and the license agreement entered into with Safety Shot in September 2022. Please revise to clarify your references to your “licensee in India” throughout the registration statement accordingly.

Response: We acknowledge the comment and respectfully advise the Staff that we have revised our disclosure to clarify references to our licensee in India. We have revised all references throughout the registration statement to specifically identify Cosmofix and San Pellegrino Cosmetics rather than using the general term “licensee in India.”

Clinical Trials of Our Products, page 42

4.	We note your revised disclosure in response to prior comment 3. Please revise your disclosure to address the following comments:

●	We refer to your revised disclosure that all trials were independently conducted and funded. Please revise to clearly specify who conducted each trial and provide greater detail of the design and scope of Trials 1 and 3;
●	Please revise your characterization of Trial 1 to discuss the data, such as the pre and post-treatment averages, rather than drawing conclusions from the results;
●	Please clarify the meaning and significance of technical terms the first time they are used in this section to ensure that all investors will understand the disclosure. For example, please explain what you mean by OD and unpaired two-tailed student’s t-test; and
●	Please revise your disclosure to clarify whether Caring Brands’ employees were involved in the publications referenced in this section.

Response: We acknowledge the comment and respectfully advise the Staff that disclosures have been revised per Staff’s comments.

Research and Development and License Agreements, page 44

5.	We note your revised disclosure in response to prior comment 13 that NOVODX is currently in the process of applying for patents and that such licenses will only be valid in the jurisdictions where NOVODX obtains valid claims through the patent applications. Please revise to disclose the jurisdictions in which NOVODX has applied or intends to submit its patent applications.

Response: We acknowledge the comment and respectfully advise the Staff that we have revised relevant disclosures to state that:

“NOVODX is pursuing patent protection through U.S. and Patent Cooperation Treaty (PCT) applications, with a particular focus on markets in Africa and Asia. Decisions regarding entry into national phase applications in specific jurisdictions will be evaluated on a case-by-case basis as the patent prosecution process progresses. The ultimate scope of patent protection will be determined by the jurisdictions where NOVODX successfully obtains valid claims through these patent applications.”

Governmental Regulations, page 49

6.	We note your revised disclosure in response to prior comment 16, which we reissue in part. Please expand your disclosure relating to the regulatory requirements for your products in India, including any approvals from the Central Drugs Standard Control Organization (CDSCO).

Response: We acknowledge the comment and respectfully advise the Staff that we have revised and updated our disclosures to include regulatory requirements for our products in India.

Index to Consolidated Financial Statements, page F-1

7.	We note your response to prior comment 21. The financial statements are presented as of a date after September 24, 2024, when CBI NV acquired all of the equity of CBI FL. CBI NV had no operations since inception and appears to have been created to effect a recapitalization. As such, it appears CBI FL is the accounting acquirer and the transaction should be accounted for as a reverse acquisition or recapitalization of CBI FL. In this case, the assets and liabilities of the two companies should be combined at their historical bases, the accumulated deficit of CBI FL should be carried forward and the accumulated deficit of CBI NV should be eliminated against paid-in capital. The results of operations of CBI FL would become those of the combined entity and the premerger results of operations of CBI NV should no longer be presented. The pro forma financial statements would appear to no longer be required in this scenario. Please revise the financial statements as necessary or provide us with an explanation as to the basis for continuing to provide separate financial statements of the entities after the date of merger.

Response: We acknowledge the comment and respectfully advise the Staff that the references to CBI NV having “no operations” has been replaced with CBI is “pre-revenue”. The acquisition of CBI FL by CBI NV has been accounted for as a related party transaction with no step up in basis. At September 24, 2024 (the “Acquisition Date”) the CBI NV shares were held by Founding Shareholders (58%)(none of which have a majority for common control accounting), Private Payment Investors (16%), License Holder (23%) and others 3%. There was no change in shareholders or ownership as a result of the acquisition. We believe that in order to have a reverse acquisition there would need to be a change in control. Additionally, from April to July 2024, CBI NV raised $2,110,000 in a private placement and entered into a Licensing Agreement valued at $3,000,000. At the Acquisition Date, CBI NV had $4,060,665 in net assets versus CBI FL net assets of $180,810. As such, accounting for the transaction as a reverse or recapitalization of CBI FL would not be appropriate. Also given that the net assets of CBI NV are far greater than CBI FL we do not believe predecessor/successor accounting would be applicable.

Note 1 - Organization and Business Operations, page F-16

8.	We note your response to comment 22. We continue to believe that you should expand your disclosures to discuss the basis of presentation of the carve-out financial statements, specifically how you determined which operations should be included in the carve-out financial statements. For example, your disclosures indicate that Caring Brands Florida may have represented a separate legal entity, which may mean that the carve-out financial statements reflect the full financial statements of this legal entity.

Response: We acknowledge the comment and respectfully advise the Staff that we added the language that the financials presented represent the full financial statement of the legal entity. We respectfully advise that the term “carve-out” does not appear in the S-1.

Income Taxes, page F-18

9.	We reissue comment 24. Please clearly disclose in the notes to the financial statements whether you are using the separate return approach. If the historical statements of operations do not reflect the tax provision on a separate return basis, please present pro forma financial information reflecting a tax provision calculated on the separate return basis. Refer to Question 3 of SAB Topic 1.B.

Response: We acknowledge the comment and respectfully advise the Staff that we added the separate return approach to the footnotes on page F-18 and reference to ASC 740-10-30-27 which requires that the consolidated amount of current and deferred tax expense for a group that files a consolidated tax return be allocated among the group members when those members issue separate financial statements..

Note 6 - Investment in NovoDX - a Related Party, page F-29

10.

We note your response to comment 26. It appears that you have chosen to use the fair value option to account for your investment in NovoDX Corporation in accordance with ASC 321. Please clearly disclose that you have chosen the fair value option, if true. Please also expand your disclosures pursuant to ASC 825-10-50, which include disclosing the method and significant assumptions used to estimate fair value as well as management’s reasons for electing the fair value option.

Response: We acknowledge the comment and respectfully advise the Staff that we have added the language stating, “we have chosen the fair value option to account for investment in NovoDX Corporation in accordance with ASC 321” in the note. The Company had an independent valuation completed as of October 4, 2024. The valuation focused on the market approach. The valuation concluded that the recent equity transactions at $19.89 per share were the best indicator of fair value.

Condensed Consolidated Statement of Changes in Shareholders Equity, page F-32

11.	We note your response to comment 27. Please better explain to us how you determined the fair value of the common stock underlying your recent equity issuances, including the 400,000 shares issued for services. Please also address the reasons for any differences between the recent valuations of your common stock used to determine these fair value amounts and the estimated offering price of $4 per share. We note that you indicate that the 400,000 shares were valued based on the most recent common stock sale price. Please specify which transaction you are referring to and when this sale took place.

Response: We acknowledge the comment and respectfully advise the Staff that the agreement for stock for services was entered into in March 2024 during the formative stage of the Company. We used $1.00 per share as the value based on 2,110,000 shares sold at $1.00 per share pursuant to private placements dated April to June 2024. The private placement shares were the only third-party sales of the Company’s common stock. The difference in fair value of the shares and offering price is due to the value added by the $3,000,000 Licensing Agreement entered into in July and the normal increase in value of a private company versus a publicly traded company listed and sold on a major exchange.

Should you have any questions regarding the foregoing, please do not hesitate to contact me or our counsel with any questions or comments regarding this correspondence on the revised and updated Registration Statement.

Very truly yours,

By:	/s/ Glynn Wilson
Name:	Glynn Wilson
Chief Executive Officer